Advanced Semiconductor Engineering, Inc.                       [GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.                                     Thomson Financial/Carson
Joseph Tung, CFO                              Mylene Kok, Regional Director        Daniel Loh
Freddie Liu, Assistant Vice President         Judith Walls, Director               Associate Director
Tel: + 886-2-8780-5489                        + 65-295-5688                        + 1-212-701-1998
Fax: + 886-2-2757-6121                        mylene.kok@tfn.com.sg                dan.loh@tfn.com
Investor_relations@asek.asetwn.com.tw         judith.walls@tfn.com.sg
http://www.aseglobal.com/


                    ADVANCED SEMICONDUCTOR ENGINEERING, INC.
                        ANNOUNCES MAY 2001 NET REVENUES


Taipei, Taiwan, R.O.C., JUNE 9, 2001 - Advanced Semiconductor Engineering, Inc. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of May 2001.

Consolidated monthly net revenues (unaudited) *
------------------------------------------------------------------------------------
(NT$ Thousand)              May         April          May      Sequential       YoY
                           2001          2001         2000          Change    Change
------------------------------------------------------------------------------------
Net Revenues          2,855,721     3,030,384    4,156,724             -6%      -31%
------------------------------------------------------------------------------------

Monthly net revenues for packaging operations in Kaohsiung (unaudited)
------------------------------------------------------------------------------------
(NT$ Thousand)              May         April          May      Sequential       YoY
                           2001          2001         2000          Change    Change
-----------------------------------------------------------------------------------
Net Revenues          1,414,803     1,645,932    2,125,576            -14%      -33%
-----------------------------------------------------------------------------------

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.